March 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shiloh Industries, Inc. on Form S-3 (File No. 333-216571)

Ladies and Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, Shiloh Industries, Inc. hereby files a delaying amendment with respect to its Registration Statement on Form S-3 (File No. 333-216571) (the “Registration Statement”), filed with the Securities and Exchange Commission on March 9, 2017. This filing is made solely to address language that was inadvertently omitted from the Registration Statement.

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Donald J. Kunz (313-465-7454) of Honigman Miller Schwartz and Cohn LLP.

Kind regards,

/s/ Kenton M. Bednarz
Kenton M. Bednarz Vice President, Legal and Governmental Affairs, and Secretary Shiloh Industries, Inc.

cc:	Donald J. Kunz, Honigman Miller Schwartz and Cohn LLP

47632 Halyard Drive, Plymouth, MI 41870